FILED BY NEXTRACKER INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: FLEX LTD.
COMMISSION FILE NO.: 000-23354

DATE: October 25, 2023

The following is an excerpt from Nextracker Inc.’s Second Quarter Fiscal Year 2024 Earnings Call Webcast on October 25, 2023:

Comments from Daniel Shugar, Chief Executive Officer and Director:

Earlier today, both Nextracker and Flex formally announced their plans to fully separate Nextracker from Flex. We are grateful for our time with Flex which began in 2015 when Nextracker was only 2 years old as a company. Our relationship began with Flex prior to that, with Flex serving as a contract manufacturer of our proprietary electronics, a service which they continue to this day. While we always operated our own supply chain and operations, Flex helped us considerably, especially in the early years, maturing our business processes, and supporting our expansion into emerging markets. Together, we accomplished our objectives of supporting customers in many global markets, creating extraordinary shareholder value, and growing Nextracker as the global market leader of trackers for 8 consecutive years, according to third-party independent data from Wood Mackenzie.

We anticipate completing the separation in our fiscal fourth quarter ending March 31, 2024, subject to a number of conditions. We are energized to start our next chapter and believe this is the appropriate time to separate. With Nextracker expecting to achieve annual revenue over $2.3 billion this fiscal year, operating as a fully independent company will allow us to make additional strategic investments, continue expanding our talented team, and pursue market opportunities ahead.

***

Comments from David Bennett, Chief Financial Officer:

Before I move on to guidance, let me speak briefly about the expected separation from Flex.

As Dan noted earlier today, both Nextracker and Flex formally announced the plan to spin-off all of Flex’s remaining interests in Nextracker to the Flex shareholders. As stated in the press release, the separation transaction is expected to close in our fiscal fourth quarter ending March 31, 2024, but remains subject to a number of conditions and no assurance can be given that the separation will in fact occur.

Earlier today, we filed a registration statement on Form S-4 with the SEC, which includes additional information on the spin-off.

The separation is expected to have an impact on our go-forward tax rate that I’ll speak to more in my guidance remarks. The transaction will significantly increase our public float, but we do not anticipate a material impact to our diluted EPS.

***

We still expect the adjusted income tax rate to range between 15% and 20% for the full year, and includes a slightly higher expected rate post separation from Flex.

No Offer or Solicitation

This communication relates to a proposed business combination and related transactions (the “Transactions”) involving Flex Ltd. (“Flex”) and Nextracker Inc. (“Nextracker”). This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, and otherwise in accordance with applicable law.

Important Additional Information

Flex and Nextracker have prepared, and Nextracker has filed, a registration statement on Form S-4, that includes a preliminary proxy statement of Flex and also constitutes a preliminary prospectus of Nextracker. Flex and Nextracker will also file other documents with the U.S. Securities and Exchange Commission (“SEC”) regarding the Transactions. The information in the preliminary proxy statement/prospectus is not complete and may be changed. When available, Flex will mail the definitive proxy statement/prospectus and other relevant documents to its shareholders as of the record date established for voting on the Transactions. This communication is not a substitute for the definitive proxy statement/prospectus or any other document that Flex will send to its shareholders in connection with the Transactions. INVESTORS AND SECURITY HOLDERS OF FLEX ARE URGED TO READ THE REGISTRATION STATEMENT, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS AND RELATED MATTERS.

Copies of the registration statement, the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed by Flex or Nextracker with the SEC may be obtained, once available, free of charge at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Flex, Nextracker and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Flex’s shareholders in connection with the Transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Flex’s shareholders in connection with the Transactions is set forth in the registration statement, including the proxy statement/prospectus. Investors and security holders may obtain more detailed information regarding the names and interests in the Transactions of Flex’s and Nextracker’s directors and officers in Flex’s and Nextracker’s filings with the SEC and such information is also contained in the registration statement, including the proxy statement/prospectus. These documents can be obtained free of charge at the SEC’s website at www.sec.gov.

Forward-Looking Statements

This communication contains certain statements about Flex and Nextracker that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Flex’s and Nextracker’s respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Flex and Nextracker of the Transactions, the anticipated timing and benefits of the Transactions, Flex’s and Nextracker’s respective anticipated financial results, and all other statements in this communication that are not historical facts. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Flex’s and Nextracker’s respective periodic reports filed from time to time with the SEC, the registration statement, including the proxy statement/prospectus, referred to above, and other documents filed by Flex or Nextracker, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Flex nor Nextracker undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements.